SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re Smiths Subcontracts With RADA to Provide The Boeing Company with Digital Video Recorder and Processor for the US Navy T-45 Aircraft dated January 24, 2006.

                                                                          ITEM 1

Press Release                            Source: RADA Electronic Industries Ltd.

Smiths Subcontracts With RADA to Provide The Boeing Company with Digital Video Recorder and Processor for the US Navy T-45 Aircraft

Tuesday January 24, 8:02 am ET

RADA's Share of the Contract, Including Production Options, Exceeds $4.5 Million NETANYA, Israel, January 24 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) announced today that it was awarded a contract by Smiths Aerospace - Digital Systems - Information Systems, to provide Boeing and the US Navy with Digital Video Recorder and Processor (DVRP) systems for its T-45 advanced trainer aircraft. The program includes potential delivery of over 240 DVRP units over the period 2006 to 2008.

The replacement of the T-45's Video Tape Recorder (VTR) with the DVRP is one of the first full-scale replacement programs of aging airborne tape recorders with digital video recorders, and RADA expects this to become an increasing trend in the near future. Smiths and RADA estimate that the 10,000+ VTRs that are currently installed on various aircraft will be replaced by digital recorders before the aircraft, in which they are installed, are retired.

The DVRP technology was developed by RADA upon recognizing the potential need and future demand for such systems. RADA entered the digital video arena in 2001 during the Israeli "Peace Marble V" program. Together with Smiths, complete digital video and data transfer equipment were installed onboard the new Israeli Air Force (IAF) F-16I aircraft, complemented with the "Reality by RADA" Squadron Information Management Network. Later, in 2003, as part of the "Peace Puma" F-16 program, RADA was also awarded a contract by the Chilean Air Force to replace their V-83 tape recorders with digital video recorders and Ground Debriefing Systems.

Commenting on the selection, Zvi Alon, RADA's V.P. of Business Development said, "This program supports our belief in the value of our product offering, and we are expecting an accelerating demand for these products. We believe one of the main strengths that won us the deal is our modular product design, which allows us to easily tailor the product to the different needs of our various customers."

Adar Azancot, RADA's Chief Executive Officer said, "This award further strengthens our relationship with Smiths and indicates that our strategy in penetrating the US market through cooperation with American partners is correct."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact

    Company Contact:
    Elan Sigal (Chief Financial Officer)
    Tel: +972-9-892-1129
    elan_sigal@rada.com



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Rada Electronic Industries Ltd.
                                                       (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------
                                                 Herzle Bodinger, Chairman




Date: January 24, 2006